SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 1

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

CYBERDEFENDER CORPORATION
(Name of Subject Company (Issuer))

Warrants to Purchase Common Stock, No Par Value
(Title of Class of Securities)

23248L 107
(CUSIP Number of Class of Securities (Underlying Common Stock))

Gary Guseinov
Chief Executive Officer
CyberDefender Corporation
617 West 7th Street, Suite 401
Los Angeles, California 90017
(213) 689-8631
(Name, Address, and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

With copies to:

Kevin Friedmann, Esq.
Richardson & Patel LLP
152 West 57th Street, 4th Floor
New York, New York 10019
Telephone:  (212) 561-5559
Facsimile:  (917) 591-6898

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing fee*
$3,821,310.70	$213.23
*The amount of the filing fee is calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $213.23
Form or Registration No.:  005-84253
Filing Party:  CyberDefender Corporation
Date Filed:  June 29, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO initially filed pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission on June 29, 2009 by CyberDefender Corporation (“CyberDefender” or the “Company”) in connection with the Company's offer to amend certain outstanding warrants to purchase shares of the Company’s common stock, no par value per share, upon the terms and subject to the conditions set forth in the Offer to Amend Certain Outstanding Warrants dated June 29, 2009.

Item 1.	Summary Term Sheet

(a)           The information set forth on page ii as paragraph 3 of the section captioned “Important Notice” is revised to state:

The Offer is dated June 29, 2009.  We will update the Offer to reflect material changes to the information included in it and distribute the information to you, in accordance with the rules and regulations of the Securities Exchange Act of 1934.

(b)           The answer to question 16 on page 6, which appears in Section 1 captioned “Summary Term Sheet”, is revised to state:

The shares of Common Stock will be issued promptly after the expiration of the Offer.

(c)           The answer to question 31 on page 9, which appears in Section 1 captioned “Summary Term Sheet”, is revised to state:

Yes.  You may withdraw your tendered Exercise Documents at any time before the Offer expires at 9:00 p.m., Pacific Time, on July 28, 2009.  If we extend the Offer beyond that time, you may withdraw your tendered Exercise Documents at any time until the extended expiration of the Offer.  If we have not accepted your tendered Exercise Documents by July 28, 2009, you will also have the right to withdraw your tendered Exercise Documents after the expiration of the fortieth business day from the commencement of the Offer, which would be August 24, 2009.  To withdraw your tendered Exercise Documents, you must deliver to us a written notice of withdrawal with the required information while you still have the right to withdraw them.  The notice of withdrawal may be delivered by any of the means described for a valid tender as indicated in Part III, Section 4, “Procedures for Participating in the Offer.”

Once you have withdrawn your Exercise Documents, you may re-tender them only by again following the delivery procedures described in the Offer.  See Part III, Section 5, “Withdrawal Rights.”

(d)           Paragraph 2 of Section 5, captioned “Withdrawal Rights”, which appears on page 22 in Part III, is revised to state the following:

You may withdraw your tendered Exercise Documents at any time before 9:00 p.m., Pacific Time, on July 28, 2009.  If we extend this Offer beyond that time, you may withdraw your tendered Exercise Documents at any time until the extended expiration of this Offer.  If we have not accepted your tendered Exercise Documents by July 28, 2009, you will also have the right to withdraw your tendered Exercise Documents after the expiration of the fortieth business day from the commencement of the Offer, which would be August 24, 2009.

(e)           The first 2 bullet points included under Section 7, captioned “Conditions of the Offer”, which appear on pages 23 and 24 in Part III, shall be revised to state:

•
there is pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that directly or indirectly challenges the making of the Offer, the exercise of the Warrants, the issuance of restricted Common Stock in exchange for the Warrant exercise, or otherwise relates in any manner to the Offer; or that, in our reasonable judgment, could materially affect our business, condition (financial or other), income, operations or prospects, or otherwise materially impair in any way the contemplated future conduct of our business or materially impair (such as by increasing the accounting or other costs of the Offer to us) the contemplated benefits of the Offer to us;

•
there is any action pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or CyberDefender Corporation, by any court or any authority, agency or tribunal that, in our reasonable judgment, would or might directly or indirectly:

(f)           The final paragraph in Section 7, captioned “Conditions of the Offer”, which appears on page 24 in Part III, is revised to state:

The conditions to the Offer are for our benefit.  We may assert them at our discretion prior to the expiration date.  We may waive them, in whole or in part, at any time and from time to time prior to the expiration date, in our discretion, whether or not we waive any other conditions to the Offer.  If we waive a material condition, we will extend the Offer period so that at least 5 business days remain in the Offer period following notice of the waiver.  Our failure at any time prior to the expiration date to exercise any of these rights will not be deemed a waiver of any rights.  The waiver of any of these rights with respect to particular facts and circumstances will not be deemed to be a waiver with respect to any other facts and circumstances.  Any determination or judgment we make concerning the events described in this section will be final and binding upon all persons.

(g)           The following sentences are added to the paragraph captioned “Certain Financial Information” which appears on page 27 in section 10, captioned “Information Concerning CyberDefender Corporation”, which appears in Part III:

We have no earnings.  The book value per share of our Common Stock on March 31, 2009 was $(0.87).

Item 12.	Exhibits

We are amending this Item 12 by re-filing the Convertible Loan Agreement originally filed on June 29, 2009.

(d)(9)	Convertible Loan Agreement*+

*Filed herewith.
+Portions of this exhibit have been redacted and are the subject of a confidential treatment request filed with the Securities and Exchange Commission.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 16, 2009	CyberDefender Corporation

	By:	/s/ Kevin Harris
Kevin Harris, Chief Financial Officer